As filed with the Securities and Exchange Commission on May 15, 2001
                                                          File No. 70-9619

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                --------------------------------------------
                              AMENDMENT NO. 3
                                     TO
                    FORM U-1 APPLICATION OR DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                --------------------------------------------


Sierra Pacific Resources                  Portland General Electric Company
     6100 Neil Road                              121 SW Salmon Street
   Reno, Nevada 89511                           Portland, Oregon 97204

            (Name of company or companies filing this statement
                and address of principal executive offices)
                --------------------------------------------

     Walter M. Higgins                          Peggy Y. Fowler
   Chairman, President,              President and Chief Operating Officer
and Chief Executive Officer            Portland General Electric Company
 Sierra Pacific Resources                     121 SW Salmon Street
      6100 Neil Road                         Portland, Oregon 97204
    Reno, Nevada 89511                           (503) 464-8000
      (702) 834-3600

                 (Name and addresses of agents for service)
                --------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:


Clifford M. (Mike) Naeve, Esq.        Joanne C. Rutkowski, Esq.
Mary Margaret Farren, Esq.            Baker Botts L.L.P.
W. Mason Emnett, Esq.                 1299 Pennsyvlania Avenue, N.W.
Paul B. Silverman, Esq.               Washington, D.C.20004
William C. Weeden                     Adam Wenner, Esq.
Skadden, Arps, Slate,                 Vinson & Elkins L.L.P.
  Meagher & Flom LLP                  1455 Pennsylvania Avenue, N.W.
1440 New York Avenue, N.W.            Washington, DC 20004
Washington, D.C. 20005


Sierra Pacific Resources, a Nevada corporation ("Sierra Pacific"), and Portland General Electric Company, an Oregon corporation ("PGE"), hereby amend their Application/Declaration on Form U-1 in File No. 70-9619 by withdrawing the Application/Declaration in its entirety. The Stock Purchase Agreement between Sierra Pacific and Enron Corp. described in the previous filings by Sierra Pacific and PGE in File No. 70-9619 and providing for Sierra Pacific's acquisition of PGE has been terminated by mutual agreement of the parties.

                                 SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned applicants have duly caused this pre-effective Amendment No. 3 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES


By:     /s/ William E. Peterson            Date: May 15, 2001
       -------------------------------

Name:  William E. Peterson
       -------------------------------

Title: Senior Vice President, General Counsel and Corporate Secretary
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PORTLAND GENERAL ELECTRIC COMPANY


By:     /s/ Douglas R. Nichols          Date: May 15, 2001
       -------------------------------

Name:   Douglas R. Nichols
       -------------------------------

Title:  Vice President and General Counsel
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